UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ellington Financial LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

288522303

(CUSIP Number)

Daniel Margolis, Esq.

Ellington Financial LLC

53 Forest Avenue

Old Greenwich, Connecticut 06870

+1 203 698 1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 288522303	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 106,116 Common Shares
	(8)	SHARED VOTING POWER 2,670,006 Common Shares
	(9)	SOLE DISPOSITIVE POWER 106,116 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,670,006 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,776,122 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 288522303	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments LLC (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,584,354 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,584,354 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,354 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,489,605 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,489,605 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,605 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 288522303	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 94,749 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 94,749 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,749 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 6

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on each of January 4, 2012 and August 22, 2012, the “Schedule 13D”) with respect to the common shares representing limited liability company interests, no par value (the “Common Shares”), of Ellington Financial LLC (the “Issuer”). This Amendment No. 3 is being filed to update the number of Common Shares of the Issuer, and the percent of class, beneficially owned by the Reporting Persons to give effect to an increase in the number of outstanding Common Shares of the Issuer resulting from the issuance and sale of 5,000,000 Common Shares by the Issuer in an underwritten public offering that closed on May 14, 2013, as well as certain transactions described below. The information set forth below in Items 3 and 6, respectively, supplement the information disclosed under the corresponding item of the Schedule 13D, while the information set forth below in Items 5 and 7 amends in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in the Amendment No. 3 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following to the end of this section:

On November 2, 2012, pursuant to the Management Agreement, the Issuer issued 42,162 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the third quarter of 2012.

On December 18, 2012, EMGH sold 212,000 Common Shares in a block transaction described in further detail under Item 7.01 of a Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 18, 2012. In connection with the December 18, 2012 transaction, on January 1, 2013, EMGH purchased 212,000 common units of limited liability company interest (“Common Units”) in Ellington Financial Operating Partnership LLC (the “Operating Partnership”), a subsidiary operating partnership of the Issuer, at the same price at which the block sale of Common Shares was consummated. The Common Units may be converted into Common Shares on a one-for-one basis after a two-year holding period and other applicable conditions have been satisfied. The two-year holding period may be waived upon the occurrence of certain events. The block sale and Common Unit transaction described in this paragraph changed only the form of beneficial ownership by Michael W. Vranos, VC and EMGH.

On December 27, 2012, 257,472 Common Shares beneficially owned by each of Mr. Vranos, VC, and EMGH were distributed to certain partners of EMGH and contributed by such partners to family trusts. 177,474 of these Common Shares are held by family trusts for which Michael W. Vranos acts as a trustee. No one received or paid any consideration for the distributed Common Shares and LTIP Units.

On February 12, 2013, pursuant to the Management Agreement, the Issuer issued 33,254 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the fourth quarter of 2012..

On May 2, 2013, pursuant to the Management Agreement, the Issuer issued 8,288 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the first quarter of 2013, resulting in EFM beneficially owning an aggregate of 94,749 Common Shares as of the date hereof.

SCHEDULE 13D

CUSIP No. 288522303	Page 7

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 2,761,828 shares, which represents beneficial ownership of 10.7% of the total number of Common Shares outstanding as of May 14, 2012. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos(2)	106,116	2,670,006	106,116	2,670,006	2,776,122	10.7%	N/A
VC(3)	0	2,584,354	0	2,584,354	2,584,354	9.9%	Mr. Vranos
EMGH(4)	0	2,489,605	0	2,489,605	2,489,605	9.6%	VC
EFM	0	94,749	0	94,749	94,749	0.4%	VC

(1)	Beneficial ownership is calculated based on 25,412,011 Common Shares outstanding as of May 14, 2013, which includes 5,000,000 Common Shares issued by the Issuer in an underwritten public offering that closed on May 14, 2013. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of May 14, 2013 by the conversion of any LTIP Units or Common Units. LTIP Units and Common Units held by a reporting person are each deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.
(2)	Beneficial ownership includes 106,116 Common Shares over which Mr. Vranos has sole voting and dispositive power (including14,294 Common Shares held directly by Mr. Vranos and 91,822 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee), 2,489,605 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 212,000 Common Units – see footnote 4 below), 94,749 Common Shares held directly by EFM and 85,652 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee.
(3)	Beneficial ownership includes 2,489,605 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 212,000 Common Units – see footnote 4 below) and 94,749 Common Shares held directly by EFM.
(4)	Beneficial ownership includes 1,905,443 Common Shares, 372,162 LTIP Units and 212,000 Common Units held directly by EMGH. The LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions. The Common Units may be converted into Common Shares on a one-for-one basis after a two-year holding period and other applicable conditions have been satisfied. The two-year holding period may be waived upon the occurrence of certain events.
(c)	Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transaction dated May 2, 2013 contained in Item 3 above is incorporated herein by reference.
(d)	Not applicable.
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

A description of the Fourth Amended and Restated Management Agreement included in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 under the heading “Business-Management Agreement” has been excerpted and attached as Exhibit 99.2. A description of the Limited Liability Company Operating Agreement of the Operating Partnership Agreement included in Item 1.01 of the Issuer’s Current Report on Form 8-K filed on January 7, 2013 under the heading “Operating Agreement” has been excerpted and attached as Exhibit 99.3. Item 6 is hereby amended by deleting the prior description of the Third Amended and Restated Management Agreement and incorporating the descriptions set forth in Exhibits 99.2 and 99.3 by reference.

SCHEDULE 13D

CUSIP No. 288522303	Page 8

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1:	Fourth Amended and Restated Management Agreement, by and between Ellington Financial LLC, Ellington Financial Operating Partnership LLC and Ellington Financial Management LLC, effective as of January 1, 2013 (incorporated by reference to Exhibit 10.1 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012).

Exhibit 7.2:	Form of Registration Rights Agreement, by and between Ellington Financial LLC, Ellington Financial Management LLC and Friedman, Billing, Ramsey & Co., Inc., dated as of August 17, 2007 (incorporated by reference to Exhibit 7.2 of the Schedule 13D of the Reporting Persons filed on February 14, 2011).

Exhibit 7.3:	Limited Liability Company Operating Agreement of Ellington Financial Operating Partnership LLC, by and between the Company, Ellington Financial Operating Partnership LLC and EMG Holdings, L.P., dated as of January 1, 2013 (incorporated by reference to Exhibit 10.2 of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012).

Exhibit 24.1:	Power of Attorney (incorporated by reference to Exhibit 24.1 of the Schedule 13D filed on February 14, 2011).

Exhibit 99.1:	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed on February 14, 2011).

Exhibit 99.2:	Excerpt from the Ellington Financial LLC Annual Report on Form 10-K for the fiscal year ended December 31, 2012 describing the Fourth Amended and Restated Management Agreement.

Exhibit 99.3:	Excerpt from the Ellington Financial LLC Current Report on Form 8-K filed on January 7, 2013 describing the Limited Liability Company Operating Agreement of the Operating Partnership.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of May, 2013.

MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By:	/s/ Michael W. Vranos
Name: Michael W. Vranos Title: Managing Member

EMG HOLDINGS, L.P.

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn Title: Designated Person

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn Title: Vice Chairman

ELLINGTON FINANCIAL MANAGEMENT LLC

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn Title: Executive Vice President